

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

Mail Stop 3233

November 29, 2016

Via E-mail
Ms. ToniAnn Sanzone
Chief Financial Officer
Carey Watermark Investors 2 Incorporated
50 Rockefeller Plaza
New York, NY 10020

> **Re:** **Carey Watermark Investors 2 Incorporated**
> **Form 10-K and Schedule 14A for the Year Ended December 31, 2015**
> **Response Dated November 21, 2016**
> **File No. 0-55461**

Dear Ms. Sanzone:

We have reviewed your November 21, 2016 response to our comment letter and have the following comment. In our comment we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this comment within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comment applies to your facts and circumstances, please tell us why in your response.

After reviewing your response to this comment, we may have additional comments. Unless we note otherwise, our references to prior comments are to comments in our November 8, 2016 letter.

Form 10-K for the year ended December 31, 2015

Note 3. Agreements and Transactions with Related Parties, page 60

Selling Commissions and Dealer Manager Fees, page 63

1. We note your response to comment 2. Please clarify whether you believe that timing of these fees is fixed and reliably determinable and how you came to such conclusion. If you do not believe that the timing is fixed and readily determinable, tell us why you believe that it is more appropriate to record a discounted liability than an undiscounted liability.

　　　You may contact William Demarest, Accountant at 202-551-3432 or me at 202-551-3856 if you have questions regarding comments on the financial statements and related matters. Please contact Sandra Hunter, Attorney at 202-551-3758 or Jennifer Gowetski, Attorney at 202-551-3401 with any other questions.

Sincerely,

/s/ Shannon Sobotka

Shannon Sobotka
Staff Accountant
Office of Real Estate &
Commodities